FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-184193

Ad hoc: Deutsche Bank AG (english)

Deutsche Bank fixes subscription price for new shares at EUR 22.50 per share

Frankfurt am Main, 5 June 2014 – Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) today fixed the subscription price for new shares issued as part of the Bank’s capital increase against cash contributions at EUR 22.50 per share.

•	Issue of 299.8 million new shares

•	Subscription ratio of 18 : 5

•	Gross proceeds of EUR 8.5 billion

Deutsche Bank will issue a total of 299.8 million new registered no par value shares (common shares) in public offerings in Germany, the United Kingdom and in the United States, using authorized capital. This corresponds to a subscription ratio of 18 : 5, i.e. Deutsche Bank shareholders may acquire for every 18 existing shares 5 new shares at the subscription price during the subscription period which is expected to run from 6 June through 24 June 2014. The new shares will have full dividend entitlement from 1 January 2014. The gross proceeds from the offering, which is fully underwritten, will amount to EUR 6.75 billion.

As announced on 18 May 2014, shares with a value of EUR 1.75 billion were already placed with Paramount Services Holdings Ltd. prior to the rights offering. Paramount Services Holdings Ltd. has committed to exercise all of its subscription rights in the rights issue.

The rights offering follows the recent placement of new shares with Paramount Services Holdings Ltd. and the recently announced issuance of Additional Tier 1 capital with a nominal amount of approximately EUR 3.5 billion. Had these transactions been completed on March 31, 2014, Deutsche Bank’s Common Equity Tier 1 (CET1) ratio on that date would have been 12.0% on a pro forma CRD4 fully-loaded basis rather than 9.5%. This increase follows significant strengthening of this ratio, which stood below 6% (estimated on a pro forma basis) in mid 2012, under Strategy 2015+. The pro forma CRD4 fully-loaded leverage ratio at the end of the first quarter 2014 would have been 3.4%, on the same basis, rather than 2.5%.

Trading in the subscription rights on the German stock exchanges is expected to take place from 6 June through 20 June 2014, and the rights are expected to be admitted to trading on the New York Stock Exchange from 6 June 2014 through 18 June 2014.

Delivery of the new shares subscribed as part of the rights offering is expected to take place on or about 25 June 2014.

It is expected that the new shares will be included in the existing quotation of the Deutsche Bank shares on the German stock exchanges on or about 25 June 2014. The inclusion of the new shares in the existing listing on the New York Stock Exchange is expected at the same time.

Important notice

Forward-looking statements contain risks

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission (SEC). Such factors are described in our SEC Form 20-F of March 20, 2014 on pages 11 through 29 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 1Q2014 Interim Report, which is available at www.deutsche-bank.com/ir.

For readers in the European Economic Area

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of Deutsche Bank AG. This document does not constitute a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003, as amended (the “Prospectus Directive”). The public offer in Germany and the United Kingdom will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the German Federal Financial Supervisory Authority (BaFin). Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be published after its approval and will be available for download on the internet site of Deutsche Bank AG (www.db.com). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Große Gallusstraße 10-14 60311 Frankfurt am Main, Germany.

In any Member State of the European Economic Area that has implemented the Prospectus Directive (other than Germany or the United Kingdom) this communication is only addressed to, and directed at, qualified investors in that Member State within the meaning of the Prospectus Directive.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies falling within Article 49(2)(a) to (d) of the Order, or (iv) other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the US

Deutsche Bank has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus Deutsche Bank expects to file with the SEC and other documents Deutsche Bank has filed and will file with the SEC for more complete information about Deutsche Bank and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-35395.

For readers in Australia

This document does not constitute an offer of securities to any person or an invitation to any person to apply for the issue of securities. This document will not be lodged with the Australian Securities and Investments Commission. This document is only being distributed to, and is only directed at, wholesale clients in accordance with section 761G of the Corporations Act 2001 (Cth) or persons to whom disclosure is not otherwise required under section 708 of the Corporations Act 2001 (Cth).

For readers in Canada

This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities, and cannot be relied on for any investment contract or decision. Before you invest, you should read the Canadian offering memorandum the issuer expects to file on with the Canadian securities regulatory authorities and other documents the issuer has filed and will file with the Canadian securities regulatory authorities for more complete information about the about the issuer and this offering. You may get these documents, once filed, free of charge by visiting

SEDAR at www.sedar.com. Alternatively, you can request a copy of the Canadian offering memorandum after it is filed by calling Deutsche Bank at +49 69 910-35395. The new shares may be offered and sold in Canada only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.”

NOT FOR PUBLICATION IN JAPAN

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main

Germany

ISIN: DE0005140008

WKN: 514000

Listed: Regulated market in Berlin-Bremen, Duesseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich und Stuttgart; EUREX; NYSE

The International Securities Identification Numbers (ISINs) of further financial instruments issued by Deutsche Bank AG, and admitted to trading on a domestic organized market or for which such admission has been applied for, are available on Deutsche Bank’s Investor Relations website under https://www.db.com/ir/.